Swannies Footwear, LLC
A Minnesota Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2015 and 2014

Swannies Footwear, LLC

TABLE OF CONTENTS



To the Members of
Swannies Footwear, LLC
White Bear Lake, Minnesota

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Swannies Footwear, LLC (the "Company"), which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2015 and the period from October 15, 2014 (inception) to December 31, 2014, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
December 8, 2016

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

SWANNIES FOOTWEAR, LLC
BALANCE SHEETS (UNAUDITED)
As of December 31, 2015 and 2014

	2015	2014
ASSETS		
Current Assets:		
Cash and equivalents	$ 1,989	$ 21,634
Inventory	10,640	-
Total Current Assets	12,629	21,634
Non-Current Assets:		
Property and equipment, net	14,963	-
Intangibles, net	3,738	-
Total Non-Current Assets	18,701	-
TOTAL ASSETS	$ 31,330	$ 21,634
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 2,132	$ -
Customer deposits	12,000	-
Total Liabilities	14,132	-
Members' Equity:		
Class A preferred units, 0 units issued and outstanding as of each December 31, 2015 and 2014	-	-
Class B preferred units, 130,000 and 90,000 units issued and outstanding as of December 31, 2015 and 2014, respectively	32,248	22,500
Class C founder units, 1,457,500 units issued and outstanding as of each December 31, 2015 and 2014	24,610	-
Class D incentive units, 0 units issued and oustanding as of each December 31, 2015 and 2014	-	-
Accumulated deficit	(39,660)	(866)
Total Members' Equity	17,198	21,634
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 31,330	$ 21,634

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SWANNIES FOOTWEAR, LLC
STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2015 and for the period from October 15, 2014 (inception) to December 31, 2014

	2015	2014
Sales, net	$ 10,409	$ -
Cost of goods sold	(9,326)	-
Gross Profit (Loss)	1,083	-
Operating Expenses:		
Research and development	29,457	689
General and administrative	3,908	177
Sales and marketing	4,598	-
Equity-based compensation	1,248	-
Depreciation and amortization	666	-
Total Operating Expenses	39,877	866
Loss from operations	(38,794)	(866)
Net Loss	$ (38,794)	$ (866)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-3-

SWANNIES FOOTWEAR, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY (UNAUDITED)
For the year ended December 31, 2015 and for the period from October 15, 2014 (inception) to December 31, 2014

	Class A Preferred Units		Class B Preferred Units		Class C Founder Units		Class D Incentive Units		Accumulated	
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Deficit	Totals
Balance, October 15, 2014 (inception)	-	$ -	-	$ -	-	$ -	-	$ -	$ -	$ -
Issuance of units to founders	-	-	-	-	1,457,500	-	-	-	-	-
Issuance of units to outside investors	-	-	90,000	22,500	-	-	-	-	-	22,500
Net loss	-	-	-	-	-	-	-	-	(866)	(866)
Balance, December 31, 2014	-	-	90,000	22,500	1,457,500	-	-	-	(866)	21,634
Equity-based compensation	-	-	20,000	1,248	-	-	-	-	-	1,248
Equity contributions from founders	-	-	-	-	-	24,610	-	-	-	24,610
Issuance of units to outside investors	-	-	20,000	8,500	-	-	-	-	-	8,500
Net loss	-	-	-	-	-	-	-	-	(38,794)	(38,794)
Balance, December 31, 2015	-	$ -	130,000	$ 32,248	1,457,500	$ 24,610	-	$ -	$ (39,660)	$ 17,198

SWANNIES FOOTWEAR, LLC
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2015 and for the period from October 15, 2014 (inception) to December 31, 2014

	2015	2014
Cash Flows from Operating Activities		
Net Loss	$ (38,794)	$ (866)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	666	-
Equity issued for compensation	1,248	-
Changes in operating assets and liabilities:		
Change in inventory	(10,640)	-
Change in accounts payable and accrued liabilities	2,132	-
Change in customer deposits	12,000	-
Net Cash Used in Operating Activities	(33,388)	(866)
Cash Flows from Investing Activities		
Purchases of property and equipment	(15,580)	-
Capitalized patent costs	(3,787)	-
Net Cash Used in Investing Activities	(19,367)	-
Cash Flows from Financing Activities		
Capital contributions	33,110	22,500
Net Cash Provided by Financing Activities	33,110	22,500
Net Change In Cash	(19,645)	21,634
Cash at Beginning of Period	21,634	-
Cash at End of Period	$ 1,989	$ 21,634

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-5-

NOTE 1: NATURE OF OPERATIONS

Swannies Footwear, LLC (the "Company"), is a limited liability company organized October 15, 2014 under the laws of Minnesota. The Company sells golf sandals, outerwear, and various other golf gear to individuals and wholesale outlets.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2015, the Company has had limited revenue producing activities, is dependent upon additional capital resources for its planned operations, and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2015 and 2014, the Company carried no receivables and no allowances as of either date.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2015 consist of finished goods held for distribution and raw materials.

Property and Equipment and Intangible Assets

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives, which is currently estimated at 3 years for the Company's equipment. The Company also capitalizes patent filing costs and related legal expenses when management perceives a future economic benefit. The Company amortizes such costs on a straight-line basis over an estimated useful life of 15 years.

Management periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of December 31, 2015 and 2014, no property and equipment or intangible assets have been impaired.

As of December 31, 2015 and 2014, property and equipment and intangibles consisted of the following:

	2015	2014
Property and equipment, cost	$ 15,580	$ -
Less: accumulated depreciation	(617)	-
Property and equipment, net	$ 14,963	$ -
Patent costs	$ 3,787	$ -
Less: accumulated amortization	(49)	-
Intangibles, net	$ 3,738	$ -

Depreciation and amortization expense totaled $666 and $0 for the periods ended December 31, 2015 and 2014, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited. As of December 31, 2015 and 2014, the Company held no funds in excess of FDIC insurance limits.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company includes shipping costs and merchant fees in costs of goods sold.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained net losses of $38,794 and $866 for the periods ended December 31, 2015 and 2014, respectively, resulting in accumulated deficits of $39,660 and $866 as of December 31, 2015 and 2014, respectively. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, and/or to obtain additional capital financing from its members and/or third parties. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBERS' EQUITY

Ownership Units

The Company's ownership structure is divided amongst four classes of membership units:

- Class A Preferred Units – No voting rights beyond electing a Class A governor.
- Class B Preferred Units – No voting or governance rights.
- Class C Founder Units – Right to elect founder and independent governors.
- Class D Incentive Units – No voting or governance rights.

In the event of a liquidating dissolution, the Company will distribute all proceeds pro rata among members with positive capital accounts, net of payments necessary to settle affairs prior to completion of the liquidation. In this respect, capital accounts determine distributions, and no classes have liquidation preferences.

All unit classes are subject to proportional dilution in the event of a qualified equity financing, which is defined as any capital contribution exceeding $1,000,000. All admission of new members, acceptance of capital contributions, and issuances of new equity classes are subject to a supermajority board approval.

Equity Activity

During 2014, three outside investors contributed a total of $22,500 in exchange for 90,000 Class B Preferred units, and the Company granted 1,457,500 Class C Founder units to the founders for services rendered. Given minimal operating activity in 2014, the Company deemed these units to be of trivial value and as such has recorded no compensation expense related to these issuances.

During 2015, the founders contributed $24,610 in the form of cash and payments on behalf of the Company, without the issuance of additional units. Additionally, two outside investors contributed $8,500 in exchange for 20,000 Class B Preferred units.

In July 2015, the Company issued 20,000 Class B Preferred units to a consultant for services to be rendered over a 24-month period. The value of such services was determined to be $5,000, or approximately $208 per month. Accordingly, the Company recognized $1,248 of equity-based compensation related to these services during the year ended December 31, 2015. As of December 31, 2015, 5,000 shares had vested, leaving 15,000 unvested shares, of which 10,000 will vest in 2016 and 5,000 will vest in 2017, assuming satisfactory performance.

As of December 31, 2015, 1,587,500 membership units were issued and outstanding, with 1,572,500 of such units vested as of December 31, 2015.

Subsequent to December 31, 2015, in October 2016, the Company engaged a general business advisor to provide consulting services for various business functions. In connection with this agreement, the Company issued 37,500 Class B Preferred units. In November 2016, the Company granted 375,000 Class D units to two employees for achieving milestones and furthering long-term company goals.

Allocation of Profits and Losses

As authorized, defined, and further elaborated upon in the Company's operating agreement, losses shall be allocated to each member, pro rata in accordance with, as to each member, the excess, if any, of (x) the cumulative profits allocated to such member for all prior fiscal years, over (y) the cumulative losses allocated to such member for all prior fiscal years. Any remaining losses are allocated as follows: A) 30% multiplied by the Class A subscribed percentage to the Class A members as a class, and in turn to be allocated among them, pro rata, in proportion to their respective Class A percentage interests; B) 8.375% less the product of the Class A subscribed percentage and 2.284% to the Class B members as a class, and in turn to be allocated among them, pro rata, in proportion to their respective Class B percentage interests; C) Following the allocations provided pursuant to subsections (A) and (B) above, the remaining portion of losses will be allocated to the Class C members and the Class D members, as a group, and in turn to be distributed among them, pro rata, in proportion to their respective Class C/D percentage interests.

As authorized, defined, and further elaborated upon in the Company's operating agreement, profits shall be allocated to each member, pro rata in accordance with, as to each member, the excess, if any, of (x) the cumulative losses allocated to such member for all prior fiscal years, over (y) the cumulative profits allocated for all prior fiscal years. Any remaining profits shall be allocated as follows: A) 30% multiplied by the Class A subscribed percentage to the Class A members as a class, and in turn to be allocated among them, pro rata, in proportion to their respective Class A percentage interests; B) 8.375% less the product of the Class A subscribed percentage and 2.284% to the Class B members as a class, and in turn to be allocated among them, pro rata, in proportion to their respective Class B percentage interests; C) Following the allocations provided pursuant to subsections (A) and (B) above, the remaining portion of profits will be allocated to the Class C members and the Class D members, as a group, and in turn to be distributed among them, pro rata, in proportion to their respective Class C/D percentage interests.

Distributions

As authorized, defined, and further elaborated upon in the Company's operating agreement, the Company's board has authority and discretion to distribute the Company's net cash flow to its members at the following rates: A) 30% multiplied by the Class A subscribed percentage of net cash flow distributions will be distributed to the Class A members as a class, and in turn to be distributed among them, pro rata, in proportion to their respective Class A percentage interests; B) 8.4% less the product of the Class A subscribed percentage and 2.284% of net cash flow distributions will be distributed to the Class B members as a class, and in turn to be distributed among them, pro rata, in proportion to their respective Class B percentage interests; C) Following the distributions provided pursuant to above, the remaining portion of net cash flow distributions will be distributed to the Class C members and the Class D members, as a group, and in turn to be distributed among them, pro rata, in proportion to their respective Class C/D percentage interests.

In addition, to the extent that cumulative, allocated profits exceed cumulative, allocated losses for a fiscal year with respect to which distributions are being made in a fiscal year and all prior fiscal years, the Company shall make distributions out of the net cash flow to the members on a pro rata basis in accordance with each member's share of the Company's taxable income, calculated assuming a 40% marginal rate for each member, at such times and in such amounts as are reasonably estimated by the Company's board to be at least sufficient to enable each member to make timely payments of federal, state, and local income and franchise taxes (including estimated taxes) attributable to such cumulative, allocated net profits of the Company properly allocated to the members ("Tax Distributions"). Notwithstanding the foregoing, the Company shall not be required to make Tax Distributions to the extent that (a) the board determines that doing so would not be commercially reasonable or would render the Company insolvent or (b) the Tax Distributions are prohibited by the Company's loan agreements with third party lenders.

NOTE 5: CUSTOMER DEPOSITS

During 2015, the Company raised $21,909 in a Kickstarter campaign. As of December 31, 2015, product related to $12,000 of this funding had not yet been shipped, resulting in a balance of $12,000 in customer deposits as of December 31, 2015.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and members' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective as of the inception date.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt,* (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory, which requires entities to compare the cost of inventory to only one measure, its net realizable value, and not the three measures required by Topic 330. This ASU is effective for fiscal reporting periods beginning after December 15, 2016, but earlier application is permitted. The Company has elected to early adopt the ASU and has applied the provisions of the ASU to these financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

During the periods ended December 31, 2015 and 2014, the Company only transacted business with individuals through various venues and therefore did not have any significant concentrations of revenue.

As discussed in Note 5, the Company had not shipped product related to $12,000 of Kickstarter funding, resulting in a recorded customer deposit liability as of December 31, 2015.

NOTE 8: SUBSEQUENT EVENTS

As discussed in Note 4, the Company engaged a business advisor in October 2016 and granted 37,500 Class B units for services rendered.

In November 2016, the Company issued a total of 375,000 Class D units to employees of the Company as incentives for attaining long-term goals.

In January 2016, the Company entered into two small business loan agreements with a non-profit totaling $35,021 to finance new sandal molds and various inventory-related costs. The loans carry five-year terms and bear interest of 7.75% per annum. The agreements call for initial interest payments totaling $782 for the first three months (February 2016 through April 2016). After the three initial payments, regular monthly payments of $706 will commence and continue through the remaining 57 months, with all remaining principal and interest due in April 2021. The agreements also collateralized inventory with an estimated value of $32,000 as of the loan date. In September 2016, the Company entered into a $15,310 loan agreement with the aforementioned non-profit. Terms of this loan call for an interest rate of 7.75% per annum and monthly installments of $1,336, which commenced in November 2016. All such notes are subject to various positive and negative covenants.

The Company has evaluated subsequent events through December 8, 2016, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.